Exhibit 99.1

Seanergy Maritime Announces Availability of its 2025 Annual Report
on Form 20-F

April 1, 2026 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”) has been filed with U.S. Securities and Exchange Commission. The Annual Report may also be accessed through Seanergy’s website, www.seanergymaritime.com, at the “Investor Relations” section under “Financial Reports”.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company owns or finance leases 20 vessels (2 Newcastlemax and 18 Capesize) with an average age of approximately 14.7 years and an aggregate cargo carrying capacity of approximately 3,633,861 dwt. Upon completion of the sales of the M/Vs Squireship, Dukeship, and the delivery of the newbuilding vessels, the Company is expected to own or finance lease 23 vessels (3 Newcastlemax and 20 Capesize), with an aggregate cargo carrying capacity of approximately 4,218,890 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks arising from trade disputes between the U.S. and China, including the re-imposition of reciprocal port fees; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between the U.S. and Venezuela, Israel and Hamas or Iran, China and Taiwan and Russia and Ukraine; risks associated with the length and severity of pandemics; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com